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sgiove@shearman.com 212-848-7325	April 19, 2010

Via EDGAR

Kathryn T. Jacobson
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

CBS Corporation
SEC Comment Letter dated April 13, 2010

Dear Ms. Jacobson:

By this letter, I am confirming on behalf of our client, CBS Corporation (the “Company”), our conversation from last week pursuant to which we agreed that the Company will have until May 14, 2010 to respond to the above-referenced comment letter received from the staff of the Securities and Exchange Commission.

If you have any questions concerning the foregoing, please do not hesitate to contact me at the telephone number appearing above.

Very truly yours,

/s/ Stephen T. Giove

Stephen T. Giove
Partner

STG/mo

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